

October 20, 2017

Mr. Steven J. Williams
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064

> **Re:** **Automatic Data Processing, Inc.**
> **Definitive Additional Materials on Schedule 14A**
> **Filed October 17 and 19, 2017**
> **File No. 001-05397**

Dear Mr. Williams:

We have reviewed your filings and have the following comments.

Exhibit 3 to Schedule 14A filed October 17, 2017

1. Disclosure indicates total shareholder return of 203% "[s]ince 11/9/2011 (Board's appointment of Carlos Rodriguez to CEO)." Please revise to reconcile with the Form 8-K filed by the company on November 9, 2011, which discloses that Mr. Rodriguez was promoted to CEO on November 8, 2011. Please also advise us of the basis for selecting November 9, 2011 to calculate total shareholder return.

2. Please advise us of the basis for assuming shareholders have held their CDK shares since it was spun off from the company on October 1, 2014 in calculating total shareholder return.

Exhibit 3 to Schedule 14A filed October 19, 2017

3. Mr. Rodriguez indicated that "margins have improved 580 basis points, and we just guided to another 500 basis point improvement over the next three years." Please provide support for the statement relating to the company's goal to improve margins by 500 basis points over the next three years. The operational margin expansion of approximately 500 basis points on page 35 of the September 12 investor presentation would appear to be different from the 500 basis point improvement referenced by Mr. Rodriguez given the parallel reference to 580 basis points, which we understand to refer to net operational margin.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3589 if you have any questions.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions